UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FERRARI N.V.

(Exact name of the registrant as specified in its charter)

Netherlands	001-37596	Not applicable

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Via Abetone Inferiore N.4, I-41053 Maranello (MO), Italy

(Address of principal executive offices)

Michael Leiters Head of Purchasing +39-0536-365002

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Unless otherwise specified, the terms “Ferrari N.V., “Ferrari,” and the “Company” refer to Ferrari N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, its consolidated subsidiaries or any one or more of them, as the context may require.
Introduction
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale as of the end of 2020.

Ferrari’s products may contain tin, tantalum, tungsten, and gold (collectively, “3TG”) and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”).

Ferrari is committed to responsible sourcing and to avoid knowingly using conflict minerals that support or fund inhumane treatment, including human trafficking, slavery, forced labor, child labor, torture and war crimes. Due to the complexity of its supply chain, Ferrari is dependent upon suppliers to provide the information necessary to correctly identify the smelters and refiners that produce the 3TG contained in its products and take appropriate action to determine that these smelters and refiners source responsibly.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Ferrari has concluded that during 2020,

a)Ferrari has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of such products; and

b)Based on a “reasonable country of origin inquiry” Ferrari believes that a portion of the 3TG in its products originated or may have originated in the Covered Countries and are not from recycled or scrap sources.

Ferrari’s reasonable country of origin inquiry employed a combination of measures to determine whether the 3TG in products originated from the Covered Countries or came from recycled or scrap sources. The primary means of determining country of origin of 3TG was by conducting a survey of direct production, service, and after-market part direct suppliers (collectively, the “direct suppliers”) using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template and the iPoint Conflict Minerals Platform. Ferrari surveyed all direct suppliers and received responses from direct suppliers representing 94% of the total amount spent on Ferrari’s 2020 procurement activities.

Item 1.02 Exhibit

Ferrari’s Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2021

Ferrari N.V.
(Registrant)

/s/ Michael Leiters
Michael Leiters
Head of Purchasing
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